

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

June 28, 2010

John M. Donnan
Senior Vice President, General Counsel and Secretary
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610-2831

> **Re: Kaiser Aluminum Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 22, 2010**
> **File No. 333-165869**

Dear Mr. Donnan:

We have limited our review of your filing to those issues we have addressed in our comments.

General

1. We note that you have reduced the number of shares being offered by the selling security holder from 4,392,265 to 3,708,922 shares. Please revise the fee table on the front cover page of the registration statement to reflect the reduction in registered shares. In addition, please have counsel revise its opinion accordingly.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Attorney at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Charles T. Haag (*via facsimile 214/969-5100*)
          Jones Day
          2727 North Harwood Street
          Dallas, TX 75201